                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF NEW YORK

 ---------------------------------------------------x
 NEWCASTLE PARTNERS, L.P., and JWL ACQUISITION      :
 CORPORATION,                                       :
                                                    :
                             Plaintiffs,            :  06 Civ. No. 0076 (DC)
                                                    :
                       - against -                  :
                                                    :  FIRST AMENDED COMPLAINT
 WHITEHALL JEWELLERS, INC.,                         :
 PRENTICE CAPITAL  MANAGEMENT,                      :
 L.P., HOLTZMAN OPPORTUNITY FUND,                   :
 L.P., and  SAC CAPITAL ADVISORS, LLC,              :
                                                    :
                              Defendants.           :
 ---------------------------------------------------x

     Plaintiffs Newcastle Partners, L.P., and JWL Acquisition Corporation
(collectively "Newcastle"), by their attorneys, Olshan Grundman Frome Rosenzweig
& Wolosky LLP, for their First Amended Complaint, allege:

                              Nature of the Action
                              --------------------

     1. Plaintiff Newcastle is the second largest independent shareholder of
Whitehall Jewellers, Inc. ("Whitehall"), a publicly traded jewelry retailer.
Whitehall called a special meeting of its shareholders for January 25, 2006
("Special Meeting") to make a decision on whether to sell control of their company to defendants Prentice Capital Management, L.P. ("Prentice") and
Holtzman Opportunity Fund, L.P. ("Holtzman"). The issue before the shareholders was whether to amend Whitehall's corporate charter to permit the issuance of shares to Prentice and Holtzman that will enable them to acquire more than 80%
of Whitehall's outstanding securities. Their purchase would be from Whitehall directly, so that shareholders would not receive any payment. Newcastle, by contrast, has a tender offer to acquire all shares of Whitehall at $1.50 per share.

     2. As the proxy contest progressed, it became clear to defendants that shareholders had little interest in Whitehall's proposal, which paid them nothing for their shares. Indeed, both independent proxy firms recommended
Newcastle's proposal and criticized Whitehall's plans as detrimental to shareholders. In the final week of December 2005, Prentice and Holtzman, implemented an unlawful scheme to usurp control of Whitehall, notwithstanding the lack of shareholder support. Without publicly disclosing their intentions,
Prentice and Holtzman contacted selected shareholders who owned significant blocks of Whitehall stock and offered to purchase their shares at a substantial premium to the market, on the condition that the selling shareholders cast proxies for Whitehall management at the Special Meeting. The selected shareholders were threatened that if Prentice and Holtzman were unsuccessful,
Whitehall would face bankruptcy. Moreover, selected shareholders have been told that the offer is limited in time and scope, so that any failure to accept would leave them out in the cold once Prentice and Holtzman had accumulated their control block. This acquisition scheme constitutes an unregistered tender offer, under which selected Whitehall shareholders are pressured into selling lest they lose the premium now being offered. At the same time, other Whitehall shareholders are denied the benefits of the premiums that Prentice and Holtzman offered to an elite group of shareholders.

     3. This flagrant violation of the Williams Act is compounded by the surreptitious manner in which Prentice and Holtzman have conspired to rig the proxy contest.

     4. Prentice's and Holtzman' s Schedule 13D filings failed to timely disclose key elements of their plan, including their group status, the intended

                                     - 2 -

purchase of a control block, the purchase of votes in the proxy contest, and the sub rosa arrangements with the shareholders who have sold their block of
Whitehall stock at a premium. Prentice has also concealed the role of another hedge fund, SAC Capital Advisors, LLC, which now owns more than 9% of
Whitehall's shares. The role of SAC Capital was only learned through expedited discovery. These intentional violations have permitted defendants to operate in secrecy, without alerting the market to the potential shift in control, or the premium price being offered by defendants to selected shareholders.

     5. Injunctive relief should be granted, sterilizing all shares acquired in violation of the federal securities law and compelling defendants to make full disclosure.

                                   The Parties
                                   -----------

     6. Plaintiff Newcastle is an investment fund and a beneficial owner of
2,018,400 shares of common stock of Whitehall, representing 12% of its outstanding shares. Plaintiff JWL Acquisition Corp. is a wholly owned subsidiary of Newcastle, formed to make a tender offer for Whitehall shares.

     7. Defendant Whitehall is jewelry retailer operating more than 350 stores in 38 states.

     8. Defendant Prentice is an investment fund based in New York City.

     9. Defendant Holtzman is a Nevada Limited Partnership based in Wilkes
Barre, Pennsylvania.

     10. Defendant SAC Capital Advisors LLC ("SAC Capital"), is a limited liability company based in Stamford, Connecticut.

                                     - 3 -

                             Jurisdiction and Venue
                             ----------------------

     11. This Court has jurisdiction and venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa, and federal question jurisdiction, 28 U.S.C. ss. 1331. Section 27 of the Exchange Act, 15
U.S.C. ss. 78aa, confers exclusive jurisdiction upon the federal courts for "all suits in equity and actions at law" to enforce any liability or duty under the
Exchange Act. Section 27 further provides that any such suit or action may be brought in any district in which "any act or transaction constituting the violation occurred" or "in the district wherein the defendant is found . . . or wherever the defendant may be found." The acts and transactions constituting the violations alleged herein have taken place in this District and each defendant may be found in this District. This Court has supplemental jurisdiction over plaintiffs' state law claim, pursuant to 28 U.S.C. ss. 1367.

     12. Venue is also proper in this judicial district because a substantial part of the events and omissions that give rise to the claims asserted herein occurred in this district.

                               Factual Background
                               ------------------

Newcastle's Investment in Whitehall
-----------------------------------

     13. In October 2005, Whitehall was suspended from the New York Stock
Exchange and its shares now trade in the "pink sheets," a market of last resort.

     14. On April 19, 2005, Newcastle filed its Schedule 13D, disclosing that it owned 2,018,400 shares of Whitehall common stock as of April 15, 2005, representing 14.5% of the Company's outstanding shares. Newcastle's stake was accumulated over nine months, at a total approximate cost of $15 million.
Newcastle was then Whitehall's largest shareholder.

                                     - 4 -

     15. On June 23, 2005, Whitehall announced the election of Steven J. Pully, a Newcastle representative, as a director. As part of the non-prosecution agreement that was entered into with the U.S. Attorney, Whitehall was required to expand its Board of Directors by two, with one person having a financial background and another having a legal background. Mr. Pully satisfied the financial and legal background requirement in light of his experiences as an investor, CFA, CPA and attorney. On July 5, 2005, Mr. Pully was elected as the non-executive Chairman of the Board.

The Auction for Control of Whitehall
------------------------------------

     16. In the Summer of 2005, Whitehall determined to raise additional funds to meet its financial needs. Newcastle expressed interest in providing this additional financing to Whitehall. In September 2005, Whitehall also met with defendant Prentice, another potential financing source. Whitehall and Prentice discussed a bridge loan that would be refinanced with a large convertible note transaction that would require stockholder approval. Because the proposed loan was convertible into more than 50% of Whitehall's outstanding shares, it would effectively transfer control of Whitehall to Prentice. Whitehall's Board thereafter weighed competing offers from Newcastle and Prentice for a control block of shares as part of their financing proposals. On October 3, 2005, the
Board of Directors authorized the Prentice transaction, with Mr. Pully dissenting. Whitehall executed a package of agreements with Prentice and
Holtzman that includes the issuance of $50,000,000 in notes convertible into
Whitehall common stock. Upon conversion, Prentice and Holtzman will own in excess of 60% of Whitehall's outstanding shares. Because the agreements also include warrants, and because the interest payments

                                     - 5 -

under the Notes may be in the form of stock, their potential ownership is approximately 87% of Whitehall's issued and outstanding shares.

     17. Newcastle decided to take its case directly to Whitehall's shareholders. On October 26, 2005, Newcastle announced its intent to offer $1.10 per share in cash to acquire all outstanding shares of Whitehall. Newcastle's proposal constituted a 38% premium to the closing price the previous day of $.80 per share. The Prentice/Holtzman deal, by contrast, sold control of Whitehall, without any premium being paid to its shareholders. The deal simply reduced the shareholders' collective 100% ownership to as low as 13%. Whitehall rejected
Newcastle's enriched offer the next day and made clear that it would use its
"poison pill" Stockholders Rights Agreement to block the offer.

The Proxy Contest and Ongoing Bidding War
-----------------------------------------

     18. On November 14, 2005, Whitehall filed preliminary proxy materials with the SEC. On November 29, 2005, Newcastle filed with the SEC a Schedule TO announcing its intention to commence a tender offer to acquire all outstanding shares of Whitehall common stock at $1.20 per share. That same day, Newcastle filed with the SEC a preliminary proxy statement for its solicitation of proxies in opposition to management's proposals to implement the Prentice/Holtzman transaction. On December 5, 2005, Newcastle commenced its tender offer at $1.20 per share. As before, Whitehall declined to lift its Rights Agreement, effectively blocking the tender offer.

     19. On December 8, 2005, the Whitehall Board set January 19, 2006, as the
date for the Special Meeting, with December 9, 2005, as the record date. A few days earlier, on December 6, 2005, Prentice exercised warrants to purchase

                                     - 6 -

2,094,346 shares of Whitehall's common stock at $0.75 per share. Acting in coordination, Holtzman exercised its warrants that same day, purchasing 698,116 shares of Whitehall common stock. Despite their coordinated conduct, Holtzman and Prentice did not file a joint Schedule 13D fully disclosing to the public their intentions and group status. Instead, they held themselves out as independent of each other, disclaiming group status. These purchases gave
Prentice and Holtzman control of approximately 15% of the shares eligible to vote at the Special Meeting, with Whitehall management holding approximately 5%.

     20. On December 27, 2005, the proxy contest began in earnest. Whitehall issued its proxy statement for the January 19, 2006 Special Meeting, asking stockholders to approve (i) the issuance of shares of Whitehall common stock pursuant to the terms of the Prentice/Holtzman Notes, (ii) an amendment to
Whitehall's certificate of incorporation to effect a 1-for-2 reverse stock split of Whitehall's capital stock, and (iii) the election of persons designated by
Prentice to Whitehall's Board of Directors, who will become a majority of the
Board.

     21. On January 4, 2006, Newcastle increased its tender offer to $1.50 per share and on January 9, 2006, it waived any financing contingency in its tender offer. Newcastle thereafter supplied Whitehall with financial materials to confirm its ability to fund the tender offer, as well as Whitehall's outstanding debt obligations, from Newcastle's cash on hand.

     22. Later in January, both independent proxy analysts recommended
Newcastle's proposal as superior to the Prentice/Holtzman transaction and advised Whitehall shareholders that they should cast their vote against

                                     - 7 -

Whitehall's proposal in favor of Newcastle's nominees to the Board of Whitehall.

Glass Lewis & Co. ("Glass Lewis") observed:

     the aggregate value of Newcastle's proposal ($25.3 million) appears to be substantially more valuable than the potential value of the minority stake
     (13.0%) in the resulting company, in particular, considering the substantial level of incremental debt added to Whitehall's capital structure under the Prentice Financing agreement.

                                      * * *

     When presented with the choice between the two transactions, we believe that Newcastle's tender offer presents shareholders with a more certain value and a premium, in exchange for their shares.

Glass Lewis also recommended that shareholders not approve the reverse stock split.

     23. Another independent stock analyst, Institutional Shareholder Services
("ISS") also recommended that Whitehall shareholders vote against the
Prentice/Holtzman proposals, against Whitehall's current board, and in favor of
Newcastle's proposed slate of directors. ISS noted that "[g]iven that Newcastle is a 12 percent shareholder in the company, it alleviates the concern that
Newcastle would be jeopardizing shareholders' best interests by ultimately putting the company at risk of bankruptcy with an illusory offer. Further,
Newcastle has stated that it has more than the required financing to consummate the transaction." ISS concluded that the terms of the Prentice/Holtzman financing, if approved, would dilute outstanding shares and result in a change in control of Whitehall with no premium offered to shareholders. Accordingly,
ISS recommended that shareholders vote against management's proposal for the
Prentice/Holtzman financing and against the reverse stock split. ISS further opined that "[i]f shareholders elect Newcastle directors to the board, it would provide liquidity to shareholders at a substantial premium."

                                     - 8 -

     24. Recognizing that it could not obtain sufficient votes for its shareholder proposals, Whitehall eventually adjourned the Special Meeting from
January 19 to January 25, 2006. On January 24, 2006, Whitehall at last recognized the Newcastle tender offer as superior and adjourned the Special
Meeting to February 6, 2006, to give Prentice and Holtzman an opportunity to submit a counter-proposal.

Holtzman's and Prentice's Secret Efforts to Buy a Control Block
---------------------------------------------------------------

     25. The events described above occurred against a backdrop of a secret buying campaign initiated by Prentice/Holtzman. This campaign was initiated in recognition of the fact that their proposal could not obtain shareholder approval. The only way to win, defendants concluded, was to rapidly buy votes, with other Whitehall shareholders kept in the dark. As a mark of their desperation, defendants decided to do so, notwithstanding their tacit admission that the purchases were made in reliance upon material non-public information and in apparent violation of federal laws against insider trading.

     26. With Newcastle's cash tender offer at a premium, the handwriting was on the wall for the Prentice/Holtzman proposals from the outset. Whitehall shareholders had little reason to transfer ownership to Prentice/Holtzman for no consideration. Within days after the contest was initiated, Holtzman and
Prentice implemented a coordinated and secret campaign to acquire a block of
Whitehall stock that would permit them to cement control over Whitehall. On
December 30, 2005, Prentice purchased a block of 163,433 shares of Whitehall for
$1.20 per share--a greater than 30% premium over the market rate of $.92--from
Matthew Harman, who agreed to deliver his proxies to current Whitehall directors that day. On the same day, the group acquired a second block of Whitehall stock,

                                     - 9 -

when Holtzman purchased 153,600 Whitehall shares and their proxies from Couchman
Capital LLC for $1.20 per share. As Prentice confided to one of its investors,
"We are in a proxy fight in Whitehall Jewellers and are trying to buy stock so that we can control the vote." (emphasis added).

     27. On January 5, 2006, Holtzman and Prentice together purchased a block of
816,000 shares (204,000 by Holtzman and 612,000 by Prentice) from Myron Kaplan for $1.20 plus an adjustment per share, with Kaplan agreeing to deliver all of his proxies to Whitehall's current management. At the same time, other major shareholders were targeted with premium offers, on tight time frames. According to defendants, they acquired 1,133,033 shares in this manner. Because the proxy contest is not yet over, it is premature to quantify the true size of the block of Whitehall stock accumulated by defendants, especially in light of their dubious reporting practices.

     28. In connection with the acquisition of this key block of shares,
Prentice and Holtzman tacitly conceded their insider trading and sought a waiver from the sellers. Each confirmed that, due to its insider status, it "may possess material non-public information not known to [the seller] regarding or relating to Whitehall or the Stock, including, but not limited to, information concerning the business, financial condition and any prospects or restructuring plans of Whitehall." The disclosure was made in an apparent attempt to obtain releases from insider trading violations. These releases are a clear violation of Section 29(a) of the Exchange Act, 15 U.S.C. ss. 78cc(a). The public was unaware of Prentice's and Holtzman's secret and coordinated campaign to acquire blocks of Whitehall stock because Holtzman and Prentice failed to disclose their intentions or even the fact that they were a group that had purchased significant blocks of stock until January 6 and January 9, 2006--a full

                                     - 10 -

week after their December 30, 2005 buying spree--when they filed respective amendments to Schedule 13D's.

     29. On January 17, 2006, defendant Prentice disclosed for the first time in its Schedule 13D an intent to "communicate with certain stockholders of the
Company... to purchase Shares of Common Stock, with proxy, for the purposes of voting any shares beneficially owned by them in favor of the Company's proposals to be considered at the Special Meeting...." The cover page for the Schedule 13D amendments provided the date of January 17 as the triggering event for its filing. This date was no doubt false. Defendants had several weeks earlier formed this intent, as evidenced by the rapid fire manner with which they approached the markets on December 30, 2005. As set forth below, even this untimely disclosure itself is inadequate.

Prentice's and Holtzman's Violations of Section 14(d) of the Exchange Act
-------------------------------------------------------------------------

     30. The campaign undertaken by Prentice and Holtzman also has all the earmarks of a de facto tender offer. The offering price has been at a premium to market; shareholders have been told that the offer will be made on a limited basis; from the context, it is clear that Prentice and Holtzman will acquire only a limited number of shares, namely those sufficient to prevail at the
Special Meeting. As a result, shareholders who receive this offer are coerced into selling their shares, because they realize that failure to do so will leave them as a minority in a Prentice-controlled entity. Conversely, those who do not receive the offer are deprived of the opportunity to sell at a premium, as required by the "all holders" rule, a central tenet of the Williams Act. 15
U.S.C. ss. 78n(d)(7); 17 C.F.R. ss. 240.14d-10(a). Among other things, Prentice and Holtzman have not filed disclosure materials announcing to the

                                     - 11 -

marketplace the terms of its offer; they have not provided shareholders adequate time to consider the offer; and they have not made the offer to "all holders" of
Whitehall stock. 15 U.S.C. ss. 78n(d)(7); 17 C.F.R. ss. 240.14d-10(a).

     31. Through the Williams Act, Section 14(d) of the Exchange Act, Congress
has adopted policies, implemented in SEC regulations, designed to regulate tender offers. These requirements are intended to assure that all holders are treated fairly, without coercion, and that any change in control will occur with the utmost disclosure. Courts have recognized that a party that engages in conduct that is the equivalent of a tender offer--commonly called a "creeping tender offer"--without compliance with SEC regulations violates Section 14(d).

     32. When the proxy campaign began on December 27, 2005, Prentice and
Holtzman already controlled approximately 20% of the vote, based on the shares acquired by exercising warrants on December 6, 2005, and the support of shares held by Whitehall's Board. Prentice and Holtzman communicated regularly with
Whitehall's proxy solicitor, D.F. King, and were privy to D.F. King's analysis of the shareholder vote. D.F. King identified for Prentice and Holtzman specific shareholders who were supportive of Newcastle and who held large positions. D.F.
King supplied Prentice and Holtzman a few times each week with the identity of shareholders who were either undecided or had voted against the Prentice recapitalization. Seymour Holtzman and Prentice worked out an "ad hoc"
arrangement regarding the shareholder list provided by D.F. King whereby "if there was something the firm or a fund that they [Prentice] knew, they would call them [sic]. If there was something that I knew, I would call them."

                                     - 12 -

     33. D.F. King advised Prentice and Holtzman that the contest could not be won, unless a purchasing campaign was initiated immediately--and, in order to prevent responsive activity by Newcastle, tight timeframes were established to coerce shareholders into selling. Thus, on the last business days of December,
Prentice and Holtzman approached two major shareholders, Matthew Harman and John
Couchman, offering to purchase their shares at $1.20 per share, a large premium to the market range of $0.86 to $0.97 on December 29 and 30. Holtzman contacted
Couchman only moments after Couchman told D.F. King that he did not favor the
Prentice recapitalization. In a confidential e-mail to one of its investors,
Prentice reported, "We are in a proxy fight in Whitehall Jewellers and are trying to buy stock so that we can control the vote." (emphasis added). Notably,
Prentice failed to produce this e-mail in discovery and plaintiffs obtained it from the outside investor.

     34. Within days, Prentice and Holtzman completed the purchase of an additional 816,000 shares from Myron Kaplan, giving written assurances that
Kaplan would receive further consideration, in the event that Newcastle increased its offer price. This purchase increased their aggregate acquisition to 1,133,033 shares, for a total of approximately 23% of Whitehall.

     35. On January 17, 2006, Holtzman spoke with a shareholder in Bermuda, about buying his Whitehall shares.

Defendants' Violations of Section 13(d) of the Exchange Act
-----------------------------------------------------------

     36. Section 13(d) of the Exchange Act, 15 U.S.C. ss. 78m(d), requires that any person who acquires, directly or indirectly, beneficial ownership of more that 5% of any equity security registered under Section 12 of the Exchange Act file a Schedule 13D with the SEC within 10 days of acquiring such beneficial

                                     - 13 -

ownership, disclosing certain information mandated by the SEC's rules and regulations. 17 C.F.R. ss. 240.13d-101. This obligation reflects Congressional recognition that fair and full disclosure is fundamental in matters of corporate control.

     37. A Schedule 13D must set forth the reporting person's background, identity, residence, citizenship, and the nature and amount of their beneficial ownership. 17 C.F.R. ss. 240.13d-101. If the purchaser's purpose involves possible control of the corporation, the Schedule 13D must set forth all plans or proposals. In addition, a Schedule 13D must report the purchaser's agreements, arrangements, or understandings concerning the corporation's securities. Two or more persons acting as a group for the purpose of acquiring, holding, or disposing of securities of an issuer are considered a "person" for the purposes of the statute. 15 U.S.C. ss. 78m(d)(3).

     38. Any changes to the material contents of the Schedule 13D must be corrected promptly through an amendment. 17 C.F.R. ss. 240.13d-2(a). Under SEC regulations, a change in beneficial ownership by one percent of the issuer's securities is deemed a material change. Id.

     39. On January 17, 2006, defendants Prentice and Holtzman each disclosed, for the first time, an intent to "communicate with certain stockholders of the
Company... to purchase Shares of Common Stock, with proxy, for the purposes of voting any Shares beneficially owned by them in favor of the Company's proposals to be considered at the Special Meeting...." The cover page for the Schedule 13D amendment provided the date of January 17, 2006, as the triggering event for this filing. But defendants had several weeks earlier formed this intent, as evidenced by the rapid fire manner in which they approached the markets on
December 30, 2005.

                                     - 14 -

Between December 30, 2005, and January 4, 2006, defendants Prentice and Holtzman engaged in a coordinated campaign under which they acquired at least 1,132,000 shares of Whitehall common stock. These shares represent a key block in their effort to cram down an unacceptable shareholder proposal by buying the votes themselves.

     40. Even this untimely disclosure itself is inadequate. Among other things, the disclosure did not provide the following highly material information: (i)
defendants are in possession of non-public information, and will only make purchases with parties who are willing to enter into a waiver letter releasing defendants from claims for violations of the securities laws; (ii) defendants have been offering, and continue to be willing to offer premiums to the market;
(iii) defendants Prentice and Holtzman, while holding themselves out as a separate entities, are in fact acting in coordination, and (iv) these defendants are acting in coordination with Whitehall to purchase votes sufficient to dictate the outcome of the Special Meeting.

     41. Second, defendants Prentice and Holtzman have held themselves out as separate, filing their own Schedule 13D's and disclaiming any "group" status.
Prentice's representative has conceded that Holtzman was Prentice's "partner" in the deal. Yet, no disclosure has ever been made of the full terms of their alliance. Defendants Prentice and Holtzman have worked hand in glove at least since October 3, 2005, in a coordinated campaign to take control of Whitehall, without adequate disclosure of their arrangements. Among other things, they effectuated a joint investment in Whitehall, purchasing notes, warrants, and entering into a bridge loan at the same time. Nonetheless, on October 3, 2005, only Prentice filed a Schedule 13D describing its purchases of Whitehall securities. Holtzman delayed until October 28, 2005, before filing any Schedule
13D, disclaiming any "group"

                                     - 15 -

status with Prentice. On December 6, 2005, Prentice and Holtzman each exercised warrants, acquiring, on a combined basis, approximately 15% of Whitehall's common stock. Again, each filed separate amendments to its Schedule 13D. On
December 30, 2005, each entered into transactions with significant Whitehall shareholders, purchasing large blocks of stock at identical prices, on identical terms and with virtually identical written agreements. The existence of the
Prentice/Holtzman group can be inferred by the ease and haste with which this group was able to consummate their shared purchase of 1,133,033 shares in a few days at a significant premium over market. Still, each filed separate amendments, without any combined filing. These amendments continue to show their respective interests and to present themselves as separate independent entities, disclaiming group status. Defendants' failure to make full disclosure of their status as a group is ongoing. Whitehall's shareholders are entitled to know all details concerning their partnership, especially since their representatives will control the Whitehall Board if they prevail.

     42. In the course of expedited discovery, plaintiffs have also established that Prentice is working closely with defendant SAC Capital. Prentice has segregated a significant portion of its Whitehall shares into an account in the name of SAC Capital, and SAC Capital now holds more than 9% of Whitehall. On
January 9, for example, Prentice advised SAC Capital that based on a recent purchase, "we free delivered 254,600 shares of JWLR to your account." The following day, SAC Capital asked Prentice to confirm that the shares "delivered to SAC is in accordance with our percentages (50%) with Prentice." Here, the shares were deposited in an account in the name of SAC Capital, and SAC Capital wired new funds to pay for the acquisition. In fact, SAC is in regular contact with Prentice and it even gives

                                     - 16 -

direction to Prentice, as demonstrated by a January 17 e-mail in which SAC directed Prentice to "not purchase anymore Whitehall securities for the SAC managed account so that the managed account remains under 10%." The e-mail traffic confirms that as of this date, the "SAC managed account currently holds
9.2% of the issued outstanding shares of Whitehall Jewellers." Thus, SAC Capital has an ownership position in excess of 5% and must make disclosure under
Schedule 13D. Also, it must be included as a member of Prentice's group and all arrangements with SAC Capital must be disclosed.

     43. The existence of undisclosed relationships between SAC Capital and
Prentice is confirmed by the public record of their business dealings, which shows that they have worked in tandem on a regular basis. According to SEC records, for example, Prentice filed a Schedule 13D for Wet Seal Inc. ("Wet
Seal"), a retailer traded on the NASDAQ, on May 2, 2005. The Prentice Schedule
13D disclosed the positions of SAC Capital managed by Prentice--a disclosure that is inconsistent with the non-disclosure here. In fact, SAC Capital had held a reporting position in Wet Seal since November 2004, and continued to disclose its ownership stake thereafter. Prentice also beneficially owns more than 50% of the shares of Goody's Family Clothing, Inc., where SAC Capital has owned approximately 3.25% of the shares. In addition, Prentice has disclosed beneficial ownership of approximately 27.7% of Gaiam, Inc., where SAC Capital reported beneficial ownership of 5.4% as of December 31, 2004.

     44. SAC Capital is a significant player in Whitehall, owning more than 9%
of its outstanding shares. Yet no disclosure has been made to Whitehall shareholders of SAC Capital's presence, its intentions, or its arrangements with

                                     - 17 -

Prentice. In the course of expedited discovery, plaintiffs sought this information promptly after learning of SAC Capital's existence. Prentice has stonewalled these efforts, arguing that its written agreements with SAC Capital should not be subject to discovery, a position echoed by SAC Capital. To the contrary, not only should these agreements be subject to discovery, but they should be disclosed to Whitehall shareholders.

     45. Each of Prentice and Holtzman has also failed to disclose timely sub rosa voting arrangements reached with shareholders under which they have agreed to vote for management. Disclosure of such contracts or arrangements is mandated by Item 6 of Schedule 13D. 17 C.F.R. ss. 240.13d-101.

     46. On December 30, Prentice and Holtzman each obtained shareholder votes and each entered into agreements. The agreement between Prentice and Harman specifies that it is effective as of December 30, 2005; Holtzman secured the vote of Couchman Capital that same day through promising to pay $1.20 per share for its block of Whitehall stock. Both Harman and Couchman booked these transactions on December 30, as promised by defendants. These combined transactions involved approximately 1.9% of Whitehall's shares and thus defendants were obligated to timely amend their Schedule 13D's. 17 C.F.R. ss.
240.13d-2(a). By treating themselves as separate, defendants avoided the one percent trigger for amendments. Thus, defendant Prentice delayed a full week--until the close of business on January 6, 2006--before disclosing these arrangements. Holtzman waited even longer, until January 9, 2001.

     47. Recognizing the need for prompt disclosure of activities by insiders and major shareholders, in the Sarbanes Oxley Act, Congress required any

                                     - 18 -

changes in ownership reportable on Form 4 pursuant to Section 16(a) of the
Exchange Act to be made before "the end of the second business day following the day on which the subject transaction has been executed." 15 U.S.C. ss.
78p(a)(2)(C). The SEC's rule states that "Form 4 must be filed before the end of the second business day following the day on which the subject transaction has been executed." 17 C.F.R. ss. 240.16a-3(g)(1). In light of this standard, any
13D amendment must also be due within two business days in order to be "prompt."
Prentice violated this rule, waiting until January 6, 2006, to file its Form 4 for the December 30 purchases. By claiming to have no alliance with
Prentice--and thus to own less than 10% of Whitehall's share--Holtzman avoided this filing obligation entirely. Moreover, Holtzman waited five business days and Prentice delayed for four business days before filing their 13D amendments.
Neither was prompt.

     48. Even their untimely disclosures were deceptive. Their arrangements to purchase shares from Couchman Capital and Harmon at $1.20 per share were reached
December 30, 2005, when Newcastle's tender offer was at that same price and the market closed at $.90 per share. Thus, Prentice and Holtzman were ready to pay a
20% premium to market for these purchases, a premium typically associated with control. They thereafter warehoused the stock until Wednesday, January 4, 2006, at which time they made payment. Yet, the Schedule 13D amendments present these transactions as occurring on January 4, 2006, after Newcastle had increased its offer to $1.50 per share, and the market had responded by reaching a high of
$1.28 and closing at $1.18. This deception concealed from Whitehall shareholder highly material information about the true activities of Prentice and Holtzman.

                                     - 19 -

     49. Upon information and belief, Holtzman was formed in June 2005 and solicited funds specifically for its investment in Whitehall. Thus, Holtzman itself has arrangements with its investors regarding an investment in Whitehall.
The names of these investors should be disclosed to Whitehall shareholders, since these investors have entered into a contract or arrangement with Holtzman regarding Whitehall.

     50. By virtue of these delayed and deficient disclosures, Prentice and
Holtzman kept secret their activities and intentions while soliciting proxies from other Whitehall shareholders. Plaintiffs and other shareholders have been, are now, and will be irreparably injured by these violations because Prentice's and Holtzman's misconduct deprives plaintiffs and the investing public of information to which they were lawfully entitled and which is necessary to understand their purposes and plans concerning Whitehall.

                             First Claim for Relief
 (Against Prentice and Holtzman -- Violations of Section 13(d) of the Exchange
                         Act and Rule 13-d thereunder)
                         -----------------------------

     51. Plaintiffs incorporate paragraphs 1 through 50 above.

     52. Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, require that any person, or any group of persons, acting for the purpose of acquiring, holding, or voting a corporation's securities must file a statement with the SEC within 10 days after acquiring beneficial ownership of more than 5% of any class of the corporation's voting securities.

     53. That statement, known as a Schedule 13D, must set forth the reporting person's background, identity, residence, citizenship, and the nature and amount of their beneficial ownership.

                                     - 20 -

     54. A Schedule 13D must also report the source and amount of funds used to purchase the beneficially owned securities. If the purchasers' purpose is to obtain control of the corporation, their Schedule 13D must set forth their plans or proposals for any major change in the corporation's structure.

     55. In addition, a Schedule 13D must report the purchasers' agreements, arrangements, or understandings concerning the corporation's securities.

     56. Prentice and Holtzman are the beneficial owners of more than 5% of the outstanding shares of Whitehall common stock.

     57. On October 3, 2005, Prentice filed its Form 13D with the SEC relating to the Whitehall financing. On October 28, 2005, Holtzman filed its Schedule
13D. Defendant SAC has never filed a Schedule 13D, notwithstanding its ownership of more than 5% of Whitehall's shares.

     58. Based on the above violations, plaintiffs have been, are now, and will be irreparably injured because defendants' failure to file complete Schedule
13D's deprives plaintiffs and all shareholders of information to which they are lawfully entitled and which is necessary to understand their purposes and plans concerning Whitehall.

     59. Plaintiffs have no adequate remedy at law.

     60. Plaintiffs are entitled to an Order directing defendants to file
Schedule 13D's that comply in all respects with the pertinent statutory and regulatory requirements.

                                     - 21 -

                             Second Claim for Relief
        (Against Prentice and Holtzman -- Injunction under Williams Act)
         --------------------------------------------------------------

     61. Plaintiffs incorporate paragraphs 1 through 60 above.

     62. The Williams Act amended the Exchange Act to protect shareholders and investors from being forced to act hastily without full disclosure.

     63. Prentice and Holtzman are in violation of the Williams Act's prohibition against "creeping tender offers." They are engaged in a deliberate widespread scheme to solicit the purchase of shares from Whitehall shareholders.

     64. Their scheme is to purchase a substantial controlling percentage of
Whitehall stock.

     65. Their offers to purchase Whitehall shares are being made at a premium over the prevailing market price for Whitehall shares.

     66. The terms they are offering are firm and not subject to negotiation.

     67. Their scheme is to purchase a fixed number of Whitehall shares.

     68. Their offers to purchase Whitehall shares are open for only a limited period of time.

     69. By virtue of the timing and firm terms of their offers, Whitehall shareholders are under pressure to sell their Whitehall stock.

     70. Through the Williams Act, Congress has adopted policies, implemented in
SEC regulations, designed to regulate tender offers. Among other things, Section
14(d) of the Exchange Act, and the regulations promulgated thereunder, require full disclosure to the market place of the offer as well as its terms. The regulations also require that the offer be made to "all holders" and if the offer is

                                     - 22 -

for less than all shares, that the purchase price is to be pro rated among those who tender. The tender offer regulations are intended to effectuate federal policies protecting shareholders from coercive practices, which have the effect of pressuring shareholders into accepting below market offers. They also further the policy of assuring that an offer is made fairly to all holders, not to a select few. Last, pursuant to SEC regulations, the offers must be held open for specific time frames and with adequate disclosure, to permit shareholder to make an informed decision.

     71. Prentice and Holtzman have conducted, and are conducting a de facto tender offer without complying with the SEC regulations. Among other things, they have not filed disclosure materials announcing to the marketplace the terms of their offer; they have not provided shareholders adequate time to consider the offer; and they have not made the offer to "all holders" of Whitehall stock.

     72. As a result of the foregoing, defendants Prentice and Holtzman have violated, and continue to violate, Section 14(d) of the Exchange Act and the regulations thereunder. Plaintiffs are entitled to preliminary and permanent injunctive relief barring these violations and an order requiring Prentice and
Holtzman to disgorge all shares acquired in violation of federal law.

     73. Plaintiffs have no adequate remedy at law.

                             Third Claim for Relief
               (Violation of Section 13(d) - Against SAC Capital)
               --------------------------------------------------

     74. Plaintiffs incorporate paragraphs 1 through 73 above.

     75. Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, require that any person, or any group of persons, acting for the purpose of acquiring, holding, or voting a corporation's securities must

                                     - 23 -

file a statement with the SEC within 10 days after acquiring beneficial ownership of more than 5% of any class of the corporation's voting securities.

     76. That statement, known as a Schedule 13D, must set forth the reporting person's background, identity, residence, citizenship, and the nature and amount of their beneficial ownership.

     77. A Schedule 13D must also report the source and amount of funds used to purchase the beneficially owned securities. If the purchaser's purpose is to obtain control of the corporation, the Schedule 13D must set forth the plans or proposals for any major change in the corporation's structure.

     78. In addition, a Schedule 13D must report the purchaser's agreements, arrangements, or understandings concerning the corporation's securities.

     79. SAC Capital is the beneficial owner of more than 5% of the outstanding shares of Whitehall common stock. It has failed to file a Schedule 13D.

     80. Plaintiffs are entitled to an Order directing defendants to file
Schedule 13D's that comply in all respects with the pertinent statutory and regulatory requirements.

     81. Plaintiffs have no adequate remedy at law.

                             Fourth Claim for Relief
    (Against Defendants Prentice and Holtzman -- Violation of Section 10(b))
    ------------------------------------------------------------------------

     82. Plaintiffs incorporate paragraphs 1 - 81 above.

     83. By virtue of their position as bridge lenders to Whitehall, defendants
Prentice and Holtzman have been privy to material non-public information concerning Whitehall's business, including performance results for its stores on a weekly basis, plans, projections and budgets. These defendants have utilized this material non-public information in effecting acquisitions of Whitehall securities,

                                     - 24 -

commencing December 30, 2005. By virtue of completing such purchases, without disclosure of material non-public information which they hold, and in violation of confidentiality agreements between these defendants and Whitehall, they have violated Section 10(b) of the Exchange Act. Defendants acquisitions are ongoing.

     84. Plaintiffs are entitled to injunctive relief prohibiting defendants from consummating any further purchases.

     85. Plaintiffs have no adequate remedy at law.

                             Fifth Claim for Relief
     (Against Whitehall -- Second Restated Certificate of Incorporation --
                              Declaratory Relief)
                              -------------------

     86. Plaintiffs incorporate paragraphs 1 through 85 above.

     87. Whitehall has scheduled a special meetings of shareholder to vote upon a reverse stock split. According to Whitehall, a majority vote may approve a stock split. Article Twelfth of Whitehall's Second Restated Certificate of
Incorporation provides that "the affirmative vote of the holders of shares of voting stock of the Corporation representing at lest seventy-five (75%) of the voting power of all of the then outstanding shares of the capital stock of the
Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to (i) reduce or eliminate the number of authorized shares of any capital stock set forth in Article Fourth."

     88. Article Fourth of Whitehall's Second Restated Certificate of
Incorporation provides that "[t]he total number of shares of all classes of stock which the Corporation shall have authority to issue is 62,026,026 of which
60,000,000 shares shall be Common Stock."

                                     - 25 -

     89. Whitehall's proposal to amend its certificate of incorporation to effect a 1-for-2 reverse stock split by less than a vote of seventy five percent of Whitehall's stockholders is a violation of the Second Restated Certificate of
Incorporation.

     90. As a result of the foregoing, a genuine dispute exists between
Newcastle and Whitehall as to the number of votes required for approval of the reverse stock split to be voted upon the Special Meeting. Based on the clear language of the Charter, Newcastle is entitled to a declaratory judgment that the reverse stock split cannot be passed absent approval from 75% of the issued outstanding shares of Whitehall.

     WHEREFORE, Plaintiffs pray for judgment as follows:

          A.   Preliminarily and permanently enjoining defendants, their
               servants, employees, agents and attorneys and all persons acting on their behalf or in concert or participation with them, from directly or indirectly: violating Section 13(d) of the Exchange
               Act and the rules and regulations promulgated thereunder;
               soliciting and delivering any proxy, consent or authorization with respect to Whitehall securities; acquiring or attempting to acquire any Whitehall securities; voting in person or by proxy any Whitehall securities; soliciting or arranging for the
               solicitation of orders to buy or to sell any Whitehall
               securities; otherwise controlling or influencing or attempting to control or influence in any

                                     - 26 -

               manner the management or business policies and decisions of
               Whitehall through use of Whitehall securities or otherwise or taking or attempting to take any other steps in furtherance of any plan to change or influence the control of Whitehall included but not limited to, continuing their ongoing proxy solicitation.

          B.   Preliminarily and permanently enjoining defendants from
               proceeding with any proxy solicitation, or attempting to exercise or utilize in any manner any written proxy delivered to
               defendants, until such time as defendants have complied with all requirements of the Exchange Act, including, without limitation the filing of a complete and accurate Schedule 13D and definitive proxy material fully complying with the relevant provisions of the Exchange Act and the rules and regulations promulgated thereunder, and the shareholders of Whitehall have been afforded a sufficient opportunity to review such complete and accurate filing so as to render an informed decision thereon.

          C.   Preliminarily and permanently enjoining defendants from engaging in a violation of Section 14(d) of the Exchange act by purchasing shares without complying the tender offer rules promulgated by the SEC and

                                     - 27 -

               directing defendants to disgorge any shares or proxies acquired in violation of federal law.

          D.   Preliminarily and permanently enjoining defendants from engaging in a violation of Section 10(b) of the Exchange act by purchasing shares while in possession of material non-public information.

          E.   Declaring that, under Whitehall's Charter, any reverse stock split cannot be effective unless approved by a vote of seventy five percent of Whitehall's shareholders.

          F.   Awarding plaintiffs costs, disbursements, attorney's fees, and such other and further relief as the court deems just and proper.

                                     - 28 -

Dated: January __, 2006

                                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                 By: /s/ Robert W. Sadowski
                                    ------------------------
                                     Thomas J. Fleming (TJF4423)
                                     Robert W. Sadowski (RWS4473)
                                     Attorneys for Plaintiffs
                                     Park Avenue Tower
                                     65 East 55th Street
                                     New York, New York  10022-1106
                                     (212) 451-2300

                                     - 29 -